January 26, 2011

Via Edgar

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             State Bank Financial Corporation

Registration Statement on Form 10-12G and Form 10-12G/A

Filed October 29, 2010, November 5, 2010, December 14, 2010 and December 27, 2010

File No. 000-54056

Dear Mr. Dundas:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 28, 2010 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form 10 filed by State Bank Financial Corporation. Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to State Bank Financial Corporation and our wholly owned subsidiary, State Bank and Trust Company. All references to the “Bank” refer to State Bank and Trust Company only.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.               Please note that the Form 10-12G goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon the expiration of this 60-day period, you are subject to the reporting requirements under Section 13(a) of the Securities Exchange Act.  Note, however, that we will continue to review your filing until all our comments have been satisfactorily addressed.

Response:  No response is required.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 2

Explanatory Note

2.               We note that your revisions include, but are not limited to, additional disclosure in response to comments received from the Staff of the Securities and Exchange Commission.  In future amendments, as appropriate, please state in any Explanatory Note that the amendments include additional disclosure, including, without limitation, disclosure in response to comments received from the Staff.

Response:  We have noted in the Explanatory Note that the amendment includes additional disclosure, including, without limitation, disclosure in response to comments received from the Staff.

3.               Please revise to provide the information required by SAB Topic 1:K as it relates to the acquisition of United Americas Bank, N.A. in your next amendment.

Response:  We will include the information required by SAB Topic 1:K as it relates to our acquisition of United Americas Bank, N.A. in an amendment to be filed on or before March 4, 2011.

Item 1.  Business

Credit Administration and Loan Review, page 12

4.               Please tell us, with a view towards disclosure, whether the company is in compliance with the terms and conditions of the loss sharing agreements.

Response:  We are in compliance in all material respects with the terms and conditions of each of our loss share agreements.  We have added this disclosure on page 14 of Amendment No. 4.

Item 1A.  Risk Factors

General, page 25

5.               We have reviewed your revisions on page 25 in response to our prior comment 6.  We repeat our comment that discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.  Please revise to delete this language.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 3

Response:  We have modified the introductory paragraph to the risk factors on page 26 of Amendment No. 4 to delete the statement discussing the possibility of risks that are currently unknown or appear immaterial.

A further adverse change in real estate market values may result in losses…page 25

6.               We note the supplemental information you provided and your response to our prior comment 7.  Given that 40.7% of the property underlying your non-covered commercial real estate loans is located in the Atlanta market, we think this information is material to an investor’s investment decision and may assist an investor in understanding the degree by which commercial real estate property values underlying your non-covered loans can decline over time.  Please revise to disclose the supplemental information that you have provided to us with respect to declines in property values in the Atlanta market in the last two years.

Response:  We have revised the risk factor beginning on page 26 of Amendment No. 4 to disclose the declines in property values over the last two years related to commercial real estate loans in the Atlanta market.  We have also noted that 40.7% of the property underlying our commercial real estate loans is located in the Atlanta market.

Although we plan to apply to list our shares on a national exchange…page 34

7.               We note your response to our prior comment 10.  It appears from your disclosure that you have not decided which exchange to apply to, or when you intend to do so.  Please revise to state as specifically as you are currently able the expected timing for such application.

Response:  We have revised the risk factor on page 35 of Amendment No. 4 to disclose that we plan to seek listing on NASDAQ in the first quarter of 2011.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 4

Item 2.  Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses, page 64

8.               We note your response to prior comment 12 in our comment letter dated November 24, 2010.  Please revise to include the specific disclosures required by ASC 805-10-50-6 as well as addressing in greater detail the exact nature of the additional information the company is seeking.  Also, please confirm and disclose that the outstanding appraisals and information being sought does not relate to a period subsequent to the acquisition date.

Response:  Since we filed Amendment No. 3 on December 27, 2010, we have received all of the information about the acquisition date facts and circumstances that we were seeking with respect to our July 30, 2010 acquisition of NorthWest Bank and Trust.  Accordingly, we have revised our disclosure on page 66 of Amendment No. 4 to disclose that the measurement period for our NorthWest Bank and Trust acquisition has expired, and we made no measurement period adjustments.

With respect to our acquisition of United Americas Bank, N.A. on December 17, 2010 and pursuant to ASC 805-10-50-6, we have revised our disclosure on page 66 of Amendment No. 4 to disclose:

•                  the reason why our accounting is incomplete;

•                  a statement that the accounting is only incomplete with respect to loans and other real estate owned; and

•                  that we have not made any measurement period adjustments to date.

The only additional information that we are seeking related to the acquisition of United Americas Bank, N.A. is updated third party appraisals.  Given the close proximity in time between the acquisition date and the time we expect to receive the appraisals, we expect that any additional losses discovered in the review, if any, will likely have resulted from facts that existed at the acquisition date.  We will, however, take into account all relevant facts to ultimately determine whether these changes are appropriate measurement period adjustments, or are the result of facts and circumstances that arose after the acquisition date.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 5

Non-Performing Assets, page 66

9.               We note your response to prior comment 13, in our comment letter dated November 24, 2010, and your revised disclosure starting on page 66.  You state “We will typically obtain an updated appraisal, however, if the current appraisal is more than one year old.”  Please revise to clarify your policy regarding appraisals that are more than one year old and whether or not you use appraisals that are more than one year old to value collateral dependent loans.

Response:  We have revised our disclosure on page 70 of Amendment No. 4 to clarify that we will obtain a new appraisal if the appraisal is more than twelve months old.  Our practice is not to use appraisals that are more than twelve months old to value collateral dependent loans.

10.         We note the following disclosure:  “When the loan reaches nonaccrual status, we will review the current appraisal on file and if necessary, based on our assessment of the appraisal, such as age and market, we will discount this amount to a more appropriate current value based on inputs from lenders and realtors.”  Please revise to explain in greater detail the discounting process as it relates to each type of loan being discounted.  Specifically, what information is considered, how you determine the discount percentages and if they vary depending on the property and/or age of the appraisal, how information obtained on comparable properties is being considered, how the discount percentages are updated over time and any other information that may help the reader better understand the appraisal process and methodologies utilized.

Response:  We have revised our disclosure on page 70 of Amendment No. 4 to more accurately address our process for handling nonaccrual loans.  This process recognizes loan impairment on a discounted basis as required by ASC Topic 310-40.  To clarify, we are not applying a discount to the appraised value; rather, we are applying discounts to the market value in order to determine a recovery value.  These discounts are applied on a loan by loan basis and take into account factors such as the length of time to market and sell the property, as well as expected maintenance costs, insurance and taxes and real estate commissions.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 6

Executive Compensation

Summary Compensation, page 84

11.         We note your response to our prior comment 18.  We believe, however, that most corporations of any significant size are likely to have at least five officers involved in policy-making at some level.  Please revise to include the disclosure required under Item 402 of Regulation S-K for the three most highly compensated officers whose salary exceeds $100,000 other than the PEO and PFO.  Alternatively, explain to the staff with regard to each officer whose compensation is above that level why they do not qualify as executive officers under 402.

Response:  As a result of the private offering and July 24, 2009 acquisition, we were transformed from a small community bank to a much larger commercial bank in a short period of time.  As noted in our Form 10 registration statement, our executive officers for the year ended December 31, 2009 were:

•                  Joseph W. Evans, Chief Executive Officer and Chairman;

•                  J. Daniel Speight, Chief Financial Officer, Chief Operating Officer and Vice Chairman;

•                  Kim M. Childers, President, Chief Credit Officer and Vice Chairman; and

•                  Stephen W. Doughty, Executive Risk Officer and Chief Banking Officer.

We note that Mr. Speight currently serves as both our Chief Financial Officer and Chief Operating Officer.  We expect that we will eventually hire an additional executive officer to serve as Chief Financial Officer, at which time we would have five executive officers (as Mr. Speight would continue in his roles as Chief Operating Officer and Vice Chairman).

Other than the four executive officers noted above, the Bank has 52 employees whose salary exceeds $100,000, with a variety of titles, including Vice President, Senior Vice President and Executive Vice President.  All of these individuals report directly to either Mr. Evans, Mr. Speight, Mr. Childers or Mr. Doughty, and none of these employees has any policy-making function.  Moreover, we note that our bank regulators currently must review and approve each of our executive officers.  As a result, we actively monitor the roles of each of our officers.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Page | 7

On behalf of State Bank Financial Corporation, I acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing information addresses the Staff’s comments regarding the referenced Registration Statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (498) 722-6222 or our attorney Brennan Ryan at (404) 322-6218.

Sincerely,

/s/ J. Daniel Speight

J. Daniel Speight
Chief Financial Officer and Chief Operating
Officer

cc:	J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP Charles D. Vaughn, Esq., Nelson Mullins Riley & Scarborough LLP